UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTACT:

NCL Corporation	Edelman Public Relations
Susan Robison, (305) 436-4762	Alexa Gunther, (312) 616-1657
AnneMarie Mathews, (305) 436-4799	Alexa.gunther@edelman.com
PublicRelations@ncl.com	Carlee Bator, (312) 240-2694
Carlee.bator@edelman.com
Norwegian Cruise Line to Build Up to Three New
Third Generation Freestyle Cruising Ships
Order is largest in company’s 40 year history
Miami — Thursday, September 7, 2006 — NCL Corporation Ltd. announced today that it has entered into a contract with Aker Yards S.A. of France to build up to three new cruise ships, totaling 12,600 berths for delivery between 2009 and 2011. The contract price, comprising two firm ships and one option, is €2.17 billion, or approximately $2.8 billion at today’s exchange rate.
The ships will be built for the company’s Norwegian Cruise Line brand (NCL) and will each be approximately 150,000 Gross Tons and 4,200 passenger berths. The order is firm for two ships for delivery in the fourth quarter of 2009 and the second quarter of 2010, and there is an option for a third sister ship for delivery in the first quarter of 2011. The contract price for each of the first two ships is €735 million, and for the optional third ship is €700 million.
At today’s exchange rate, the contract price on the two firm ships translates to approximately $224,000 per passenger lower berth. The contracts are being placed in Euro, equivalent to €175,000 per lower berth. The option ship is priced at €166,667 per berth, or approximately $213,000 per berth at today’s exchange rate.
The new ships, with the project name “F3”, will incorporate a world of new features and will represent NCL’s third generation of Freestyle Cruising ships, a further evolution of NCL’s progressive dismantling of the structure, regimentation, and constraints of the traditional cruise experience. Details of the ship’s design will be released closer to delivery. The cabin mix will be the richest of any NCL ship to date, and will include the feature that 100% of outside staterooms will have private balconies. In total, the ship will have 1,415 balcony staterooms and suites.
NCL’s unique Freestyle Cruising offers vacationers a less structured, more relaxed, more resort-style experience than traditional cruising. It is characterized, in particular, by having no fixed dining times, no formal dress codes, up to ten different restaurants and even more lounges, bars, theatres and other entertainment and activity options. The new ship design will offer 60% more passenger space than the largest ships built so far by NCL, and will use that space to introduce a major leap forward in the flexibility and variety of the cruise experience, entirely in keeping with the Freestyle Cruising philosophy already established.
The unique use of space on these new ships is designed for optimal cost efficiency per capacity day, as well as being highly attractive in terms of cabin revenue mix and onboard revenue generation. The design is a unique blend of cruise industry best practice, offering both an exciting, high quality product, and a space efficient, cost efficient framework in which to deliver that product.
The company is currently undergoing a complete renewal of its fleet and these new orders, when delivered, are projected to take the combined Norwegian Cruise Line and NCL America fleets, in 2010, to a position of being by far the youngest fleet amongst the major North American lines, with an average ship size, fleet wide, of over 2,500 passenger lower berths, and with over 50% of all staterooms fleet wide offering private balconies.

Commenting on the order, Tan Sri K T Lim, chairman of NCL and Star Cruises, said: “This order, placed in NCL’s 40th anniversary year, marks the culmination of our plans to transform this great company. By 2010 there will be almost nothing left of the NCL we bought in 2000 except the name and the people, and in place of the old, mixed fleet we inherited, there will be the youngest, most innovative and exciting fleet in the industry.”
NCL’s President and CEO, Colin Veitch, said: “This order is a strong statement of our confidence in the North American cruise industry and NCL’s leading role in it. Our U.S. flag start-up costs have obscured, for the past two years, the attractive financial returns on the international fleet of ships that we have built since Star Cruises bought NCL. All our growth from now on will be in this strongly profitable sector of our fleet, and will take us well past the goal we set ourselves of having the youngest fleet in the industry and a transformed financial profile by 2010.”
The contract has been placed with Aker Yards S.A., formerly Chantiers de l’Atlantique, in St. Nazaire, France. Since the spring of this year, Aker Yards S.A. has been a subsidiary of the Norwegian shipbuilding group Aker Yards ASA and a sister company to the Finnish shipyard Aker Yards Finland. With this order, these two yards between them have built, or are building, all ten of the largest cruise ships in the world.
Commenting on the choice of yard, Veitch said: “We have successfully built exclusively in Germany for the last ten years but, with our expanding new build program, we have felt the need to work with an additional yard. With this new order we are, in fact, re-connecting with not one but two yards that we know well from prior times.” The French yard and the Finnish yard have both built for NCL’s earlier generation of ships in the 1980’s and 1990’s.
The new order is conditional on financing, completion of the design specification, and Star Cruises shareholder approval.
NCL Corporation Ltd. (“NCL”) is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America and Orient Lines. The company christened its newest ship, Pride of Hawai`i on Saturday, May 20, 2006, the largest and most expensive U.S. flagged passenger ship ever built. It is currently building two ships, Norwegian Pearl scheduled for delivery in the fourth quarter of 2006 and Norwegian Gem scheduled for delivery in the fourth quarter of 2007.
For further information, please contact NCL in the U.S. and Canada at (800) 327-7030; visit NCL’s website at www.ncl.com or on AOL at keyword: NCL; or to download high-resolution photography, visit www.ncl.com/hires.
Public Relations Department
7665 Corporate Center Drive
Miami, Florida 33126
Phone: 305-436-4713;
Fax: 305-436-4124

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer

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